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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                             SCRIPTEL HOLDING, INC.
                             ----------------------
                                (Name of Issuer)

                          Shares of Common Stock, $.10
                          ----------------------------
                         (Title of Class of Securities)

                                   811075 10 0
                                   -----------
                                  (CUSIP Number)

Original to:                       With copies to:

Walter T. Krumm                    Michael A. Ellis, Esq.
4951 Gulf Shore Blvd., N. PH301    Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
Naples, FL 34103                   1301 East Ninth Street, Suite 2600
(941) 434-2270                     Cleveland, Ohio 44114-1824
                                   (216) 696-3311

--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 31, 1996
                 ----------------------------------------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP No.  811075 10 0                                Page    2    of   4 Pages
          ----------------                                 ------     ----
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     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Walter T. Krumm
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[  ]
                                                                         (b)[  ]

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS*

           PF
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) or 2(E)[   ]

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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida
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 NUMBER OF    7    SOLE VOTING POWER
   SHARES
BENEFICIALLY       14,410,948
  OWNED BY   -------------------------------------------------------------------
    EACH      8    SHARED VOTING POWER
 REPORTING
PERSON WITH        0
             -------------------------------------------------------------------
              9    SOLE DISPOSITIVE POWER

                   14,410,948
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              10   SHARED DISPOSITIVE POWER

                   0
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     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           14,410,948
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]

--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.3%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 5.  Interest in the Securities of the Issuer
         ----------------------------------------

        As of December 31, 1996, the Reporting Person beneficially owned a total of 14,410,948 shares of Common Stock constituting approximately 30.3% of the 47,604,783 shares of Common Stock deemed outstanding as of December 31, 1996 (41,935,451 issued and outstanding, plus the 5,669,332 shares issuable upon exercise of outstanding warrants exercisable as of the date hereof or within the next 60 days by the Reporting Person).

The beneficially owned shares are held as follows:

        Common Stock                                         8,741,616
        ------------

        Warrants  - currently Exercisable
        ---------------------------------

               $0.14             Exercise Price              5,669,332

        In September 1996, the Reporting Person relinquished 1,000,000 options he owned so that the Company could use the freed-up authorized shares in its current financing. In April 1996, the Reporting Person relinquished an additional 800,000 shares. The Company agreed to reissue the surrendered warrants, together with additional warrants, at such subsequent time as the Company's shareholders approved an increase in the authorized capitalization. The new warrants were issued with exercise prices ranging from $.40 to $.75 in November 1996 following the shareholders' meeting.

        On December 31, 1996, the Reporting Person exchanged and surrendered $300,000 in convertible Notes with $139,730.10 of accrued interest, and $230,000 in demand notes, with $102,966.29 in accrued interest, for 7,723,994 shares of Common Stock (effectively a conversion rate of $0.10 per share). In addition, as further inducement to convert outstanding debt and in full release of all obligations due the Reporting Person by Scriptel and the cancellation of all outstanding warrants held by Mr. Krumm, the Company issued five-year warrants to purchase 5,669,332 shares at $0.14 per share. In the event the market value of the shares of Common Stock equal or exceed $1.00 per share for 20 consecutive trading days, the Company has the right to notify the warrant holder of such right and, thereafter, the warrant will terminate 90 days after the date of such notice.

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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                     /s/ Walter T. Krumm
                                                     ---------------------------
Dated: January 7, 1997                               WALTER T. KRUMM

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